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Exhibit 99.(a)(1)(B)

November 21, 2008

Dear Pharmacopeia optionholder:

        I am pleased to share with you that we have reached another milestone in the proposed merger of Pharmacopeia with Margaux Acquisition Corp., a wholly-owned subsidiary of Ligand Pharmaceuticals Incorporated ("Ligand"). Today, we have mailed to our stockholders the definitive proxy statement for our special meeting to be held on December 23, 2008 to vote to adopt the merger agreement.

        In connection with the merger, Pharmacopeia is offering to purchase all of your Pharmacopeia stock options that remain outstanding as of the expiration date of the offer, subject to the conditions set forth in the following attached documents (which we refer to as the "offer documents"):

  •
  Offer to Purchase for Cash All Outstanding Options to Purchase Common Stock;

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  Letter of Transmittal;

  •
  your personal options statement; and

  •
  other documents that accompany this letter.

        In this letter, we refer to the offer to purchase your outstanding options as the "Offer to Purchase." Pursuant to the Offer to Purchase, outstanding options that you elect to tender will be cancelled upon our acceptance promptly following the expiration date of the Offer to Purchase in exchange for a cash payment of $0.20 per share of common stock issuable upon exercise of each such option.

        The Offer to Purchase is subject to the completion of the merger described in our definitive proxy statement filed with the Securities and Exchange Commission on November 17, 2008 as part of Ligand's Registration Statement on Form S-4 and available online at www.sec.gov. If the merger is not completed, any elections made under the Offer to Purchase will be deemed ineffective, in which case all options will remain outstanding subject to their existing terms.

        The enclosed personal options statement lists your individual holdings of outstanding option grants and the cash payment that would be paid if you participate in the Offer to Purchase.

        If you wish to tender your outstanding options according to the terms of the Offer to Purchase, you must properly complete and sign the accompanying Letter of Transmittal in accordance with its instructions, and deliver the completed and signed Letter of Transmittal to Justin Vogel, Corporate Controller, at Pharmacopeia either by (i) facsimile at fax number (609) 452-3672, (ii) email to jvogel@pcop.com or (iii) by hand delivery or mail to Attn: Justin Vogel, Corporate Controller, Pharmacopeia, Inc., 3000 Eastpark Boulevard, Cranbury, New Jersey 08512. Your election must be received by Pharmacopeia by 11:59 P.M., Eastern Standard Time, on December 22, 2008 (or a later time and date that we will specify if the Offer to Purchase is extended).

        If you choose to participate in the Offer to Purchase, you must agree to tender all outstanding options that you hold. Partial tenders will not be accepted. If you do not participate in the Offer to Purchase and do not agree to the cancellation of your outstanding options in exchange for the cash payment contemplated by the Offer to Purchase and the merger is completed, (i) then you will not receive any payment or other consideration for your outstanding options in connection with the completion of the merger, (ii) if you hold options granted under the 2000 Stock Option Plan or the Amended and Restated 2004 Stock Incentive Plan, then you will continue to hold each of your outstanding options that were granted under those plans after completion of the merger, subject to the current terms and conditions of those options, except that each such option will be exercisable (or will become exercisable in accordance with its terms) for the applicable merger consideration instead of shares of Pharmacopeia common stock upon the payment of the applicable option exercise price and (iii) if you hold options granted under the 1994 Incentive Stock Plan (which we refer to as the "1994 Plan") or the 1995 Director Option Plan (which we refer to as the "1995 Plan"), then each of your outstanding options granted under those plans that is not tendered pursuant to the Offer to Purchase will, pursuant to the terms of the 1994 Plan or the 1995 Plan, as the case may be, be cancelled without consideration upon the completion of the merger. In addition, pursuant to the terms of the 1994 Plan, all options granted under the 1994 Plan (whether vested or unvested) shall be exercisable from this date until immediately prior to the completion of the merger.

        This letter, together with all other offer documents, is personal to the intended recipient and may not be distributed to any other person.

        All questions about the Offer to Purchase, or requests for assistance or for additional copies of any materials related to the Offer to Purchase, should be made to Justin Vogel, Corporate Controller (email to jvogel@pcop.com or by phone to (609) 452-3645), or to Justin Vogel, Corporate Controller, in writing at Pharmacopeia, Inc., 3000 Eastpark Boulevard, Cranbury, New Jersey 08512.

Sincerely,
/s/ JOSEPH A. MOLLICA, PH.D. Joseph A. Mollica, Ph.D. Chairman of the Board of Directors and Interim President and Chief Executive Officer

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  Exhibit 99.(a)(1)(B)